UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25
                          NOTIFICATION OF LATE FILING

                                                      SEC File Number 333-148158

                                                      CUSIP NUMBER: 74624D102000

           (Check One): [X] Form 10-K   [_] Form 20-F   [_] Form 11-K
                [  ] Form 10-Q   [_] Form N-SAR   [_] Form N-CSR

  For Period Ended: December 31, 2009
                    -----------------
  [ ] Transition Report on Form 10-K
  [ ] Transition Report on Form 20-F
  [ ] Transition Report on Form 11-K
  [ ] Transition Report on From 10-Q
  [ ] Transition Report on Form N-SAR
  For the Transition Period Ended: _____________

  Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________


PART I - REGISTRANT INFORMATION

Full name of registrant:

                               PURESPECTRUM, INC.

Former name if applicable:

                      INTERNATIONAL MEDICAL STAFFING, INC.
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Address of principal executive office (Street and number):

                              340 Eisenhower Drive
                            Building 600, Suite 610
                            Savannah, Georgia 31406

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PART II - RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) [X]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

     State below in reasonable detail why Forms 10-K, 20-F, 10-Q, N-SAR or N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The registrant acted as the acquiring entity in an acquisition, in November 2009, of an operating company. The accounting staff has been heavily involved in the one-time task of combining the books and operating results of the two companies. As a result, the subject report could not be filed without unreasonable effort or expense.

PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

Lee L. Vanatta
--------------
(Name)

(912)          961-4980
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(Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes [ ] No

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     (3)     Is  it  anticipated  that  any  significant  change  in  results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X] Yes [_] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The registrant's preliminary results of operations for 2009 shows an approximately $7.3 million loss compared to a $38,517 loss for fiscal year 2008. The change is due to the inclusion in the results of operations for fiscal 2009 the results of operations of PureSpectrum, Inc., a Nevada corporation, which the registrant acquired in November 2009 in a transaction treated for financial accounting purposes as a reverse acquisition

                               PURESPECTRUM, INC.
                               ------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 29, 2010

                                      By:  /S/ Lee L. Vanatta
                                           ------------------
                                           Lee L. Vanatta,
                                           President and Chief Executive Officer